                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of: NOVEMBER 21, 2002

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F      X      Form 40-F
                                           --------              ---------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes            No      X
                                    ---------       -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                  THIRD QUARTER

                                      ENDED

                               SEPTEMBER 30, 2002

                                TABLE OF CONTENTS


                                                                           PAGE

GENERAL INTRODUCTION.........................................................1

                                     PART I

FINANCIAL INFORMATION........................................................3

   ITEM 1.        Financial Statements.......................................3
   ITEM 2.        Information on the Company................................10
   ITEM 3.        Operating and Financial Review and Prospects..............11
   ITEM 4.        Quantitative and Qualitative Disclosures..................22


                                     PART II

OTHER INFORMATION 23

   ITEM 1.        LEGAL PROCEEDINGS.........................................23
   ITEM 2.        CHANGES IN SECURITIES AND USE OF PROCEEDS.................23
   ITEM 3.        DEFAULTS UPON SENIOR SECURITIES...........................23
   ITEM 4.        SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.......24
   ITEM 5.        OTHER INFORMATION.........................................24
   ITEM 6.        EXHIBITS AND REPORTS ON FORM 6-K..........................24

                              GENERAL INTRODUCTION

         UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS.



PRESENTATION OF CERTAIN FINANCIAL INFORMATION

         We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States. We adopted the United States dollar as our functional currency effective January 1, 1997 and maintain our books and records in dollars.

         In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks, or the "Private Market Rate", as reported by Banco Central de la Republica Dominicana, or the "Central Bank", on September 30, 2002 was RD$18.99 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On November 19, 2002, the Private Market Rate was RD$20.39 = US$1.00.

FORWARD-LOOKING STATEMENTS

         The statements contained in this Quarterly Report, which are not historical facts, are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing us. Such risks include, but are not limited to, the following factors:

         o the effect of our substantial indebtedness on our ability to fund operations and our competitive position;
         o our ability to generate cash flow from operations to meet our debt service requirements;
         o our dependence on high interest short-term borrowings in the Dominican financial markets;
         o possibility of substantial payment to the Dominican tax service affecting the ability to fund our operations and requiring us to obtain additional financing;
         o not achieving our objectives of improving operating and cash flow margins and sustaining revenue growth;
         o greater market share and resources by our principal competitor in the Dominican Republic;
         o competition in Dominican markets for local, long distance, wireless, internet and data services with multinational telecommunications providers;
         o disconnection of a substantial portion of our subscriber base and a new focus on higher margin customers not producing desired results;
         o     the effect of litigation in Panama initiated by competitor;
         o     declining rates for international long distance traffic;
         o our reliance in the U.S. long distance markets on resellers, many of which have been adversely affected by intensified competition and decreased demand;
         o     our inability to minimize credit risks;
         o     customer churn;
         o     rapid technological change;
         o fraudulent or pirated use of our wireless and cable television services;
         o increased competition for our cable business due to proposed regulations;
         o     our dependence on third parties for television programming;

         o     the possible effect of interruptions in cable service;
         o vulnerability of our computer network to viruses, hackers and other disruptions;
         o the effect of objections filed with Dominican regulatory authorities to our purchase of certain cable television operations;
         o     volatility in the Panama market;
         o the inability of our sole supplier to maintain our iDEN network in Panama;
         o     concerns about health risks associated with wireless equipment;
         o adverse effects to our financial condition due to downturns in the Dominican economy;
         o poverty, social unrest and shortages in the Dominican Republic affecting the use of telecommunications services;
         o inability to enforce claims based on U.S. Securities laws in the Dominican Republic;
         o our dependence on continued growth of the Dominican economy, demand for telecommunication services in the Dominican Republic and moderation of inflation; and
         o the volatility and depreciation of the Dominican peso against the U.S. dollar reducing our cash available to repay our indebtedness or fund our operations;

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US$)


                                                                          DECEMBER 31,            SEPTEMBER 30,
                                                                     ----------------------  -----------------------
                                                                             2001                     2002
                              ASSETS                                                              (UNAUDITED)
                              ------

Current assets:

   Cash on hand and in banks                                          $         12,576,050     $          7,143,132

   Accounts receivable:
     Customers                                                                  27,537,952               29,734,487

     Carriers                                                                    4,168,187                2,942,574

     Related parties                                                             5,191,359                  678,580

     Officers and employees                                                        687,355                1,118,144

     Others                                                                      1,010,801                2,134,165
                                                                       --------------------    ---------------------
                                                                                38,595,654               36,607,950

     Allowance for doubtful accounts                                           (4,097,001)              (7,107,658)
                                                                       --------------------    ---------------------
       Accounts receivable, net                                                 34,498,653               29,500,292


   Inventories, net                                                              7,054,100                6,112,112

   Investments                                                                  15,200,000               13,522,815


   Prepaid expenses                                                              5,850,267                2,433,506


   Deferred income taxes                                                         1,624,637                1,902,416
                                                                       --------------------    ---------------------
       Total current assets                                                     76,803,707               60,614,273
                                                                       --------------------    ---------------------


Mortgage investments                                                             3,968,711                  486,682

Property and equipment, net                                                    685,916,632              687,544,862

Other assets at cost, net of amortization                                       26,214,053               27,448,130

Goodwill and intangible assets, net of amortization                             36,511,523               36,511,523
                                                                       --------------------    ---------------------

                                                                       $       829,414,626     $        812,605,470
                                                                       ====================    =====================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT.)
(IN US$)



                                                                           DECEMBER 31,            SEPTEMBER 30,
                                                                     ----------------------  -----------------------
                                                                             2001                     2002
                                                                                                  (UNAUDITED)

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable:
     Borrowed funds - banks                                            $        86,872,001               41,144,696
     Borrowed funds - related parties                                           27,076,366               43,744,287
     Commercial paper                                                           29,242,556               16,471,936
     Current portion of long-term debt                                          30,493,532                7,215,343
                                                                       -------------------      -------------------
                                                                               173,684,455              108,576,262
                                                                       -------------------      -------------------


   Current portion of capital leases                                             6,643,766                1,040,615
   Accounts payable:
     Carriers                                                                    8,831,981                9,825,780
     Related parties                                                             6,868,834                  282,904
     Suppliers                                                                  17,543,401               18,102,693
     Others                                                                      3,881,848                  866,137
                                                                       -------------------      -------------------
                                                                                37,126,064               29,077,514

   Other liabilities                                                            14,644,012               16,683,676
   Accrued expenses                                                             20,272,800               20,850,707
                                                                       -------------------      -------------------
     Total current liabilities                                                 252,371,097              176,228,774
                                                                        -------------------      -------------------

Reserve for severance indemnities                                                1,639,718                1,053,755

Deferred income taxes                                                            2,172,814                2,223,746

Commercial paper                                                                 1,153,759               45,597,566

Capital leases, excluding current portion - related party                       11,213,000               14,531,321

Long-term debt, excluding current portion                                      305,459,748              359,150,448
                                                                       -------------------      -------------------
     Total liabilities                                                         574,010,136              598,785,610
                                                                       -------------------      -------------------

Minority interest                                                                1,870,833                        -

Shareholders' equity:
   Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 24,245,920 shares issued at December 31, 2001 and
September 30, 2002                                                              14,753,134               14,753,134
   Class B Stock at par value RD$10: Authorized 25,000,000 shares;
19,144,544 issued at December 31, 2001 and September 30, 2002                   12,595,095               12,595,095
   Additional paid-in-capital                                                  217,290,020              217,290,020
   Retained (loss) earnings                                                     10,919,165              (28,794,632)
   Other comprehensive income-foreign currency translation
                                                                                (2,023,757)              (2,023,757)
                                                                       -------------------       ------------------
     Shareholders equity, net                                                  253,533,657              213,819,860
                                                                       -------------------       ------------------

                                                                       $       829,414,626       $      812,605,470
                                                                       ===================       ==================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF
OPERATIONS
(IN US$)


                                               THREE MONTHS ENDED                        NINE MONTHS ENDED
                                                   SEPTEMBER 30,                            SEPTEMBER 30,
                                        ------------------------------------    --------------------------------------
                                             2001                2002                 2001                 2002
                                        ----------------    ----------------    -----------------    -----------------
                                          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)          (UNAUDITED)
OPERATING REVENUES:

  Toll revenues                        $      7,769,767    $      7,281,413    $      22,215,869    $      21,036,788
  International revenues                     21,272,185          21,812,650           60,862,735           65,155,992
  Local service                              15,987,408          16,810,289           46,364,483           51,046,301
  Data and Internet                           2,146,784           2,994,531            6,024,925            8,072,423
  Cellular & PCS                             10,182,725           9,323,048           28,228,114           28,299,772
  Paging                                        242,855             143,143              832,273              494,988
  Sale of equipment                             465,846             481,000            2,652,019            1,721,585
  Installation and activation fees            2,405,657             793,574            9,390,783            3,298,383
  Cable revenues                                      -           5,856,373                    -           16,852,246
  Other                                         180,860              82,386              555,334              416,342
                                        ---------------     ---------------     ----------------     ----------------
    TOTAL OPERATING REVENUES                 60,654,087          65,578,407          177,126,535          196,394,820

OPERATING COSTS:
  Transport and access charges               17,821,403          19,707,960           49,470,744           57,266,462
  Cable programming cost & others                     -           1,904,152                    -            4,672,743
  Network depreciation expense               11,617,289          13,656,006           32,464,595           39,624,363
  Expense in lieu of income taxes             2,522,431           1,564,867            9,002,698            6,246,766
  Selling expense                             9,658,369           8,853,204           24,612,454           28,980,140
  General and administrative expenses        12,621,379          14,437,134           33,963,379           42,625,138
  Cost of equipment sold                        382,548             510,992            2,178,545            1,191,648
  Non-network depreciation expense            2,761,356           3,321,065            7,352,477            9,611,225
  Amortization expenses                         158,796             807,349              474,172            1,972,365
  Other                                         487,960             159,919            1,472,688            1,436,822
                                        ---------------     ---------------     ----------------     ----------------
    TOTAL OPERATING COSTS                    58,031,531          64,922,648          160,991,752          193,627,672

    OPERATING INCOME                          2,622,556             655,759           16,134,783            2,767,148

OTHER INCOME (EXPENSES):
  Interest expense                          (8,682,346)        (17,247,946)         (28,495,020)         (46,919,070)
  Interest income                              665,045             365,368            1,533,802            1,334,087
  Foreign currency exchange gain (loss)        (26,850)            654,984             (289,285)             702,420
  Other, net                                   (26,159)            715,291              515,410            1,004,288
                                        ---------------     ---------------     ----------------     ----------------
    OTHER EXPENSES, NET                     (8,070,310)        (15,512,303)         (26,735,093)         (43,878,275)
                                        ---------------     ---------------     ----------------     ----------------

EARNINGS (LOSS) BEFORE INCOME
TAXES AND MINORITY INTEREST                 (5,447,754)        (14,856,544)         (10,600,310)         (41,111,127)

  Income taxes, net                           (150,000)           (316,422)            (250,861)            (473,503)

EARNINGS (LOSS) BEFORE MINORITY
INTEREST                                    (5,597,754)        (15,172,966)         (10,851,171)         (41,584,630)


  Minority interest                             95,021             259,865              155,047            1,870,833

                                        ---------------     ---------------     ----------------     ----------------
NET EARNINGS (LOSS)                     $   (5,502,733)     $  (14,913,101)     $   (10,696,124)     $   (39,713,797)
                                        ===============     ===============     ===============      ================


Earnings (loss) per common share:
Earnings (loss) before minority
interest                                         (0.19)              (0.35)               (0.38)               (0.96)
Minority interest                                 0.00                0.01                 0.01                 0.04
                                        ---------------     ---------------     ----------------     ----------------
Earning (loss) per common share         $        (0.19)     $        (0.34)     $         (0.37)     $         (0.92)
                                        ===============     ===============     ================     ================

NUMBER OF COMMON SHARES USED IN
CALCULATION                                 28,844,544          43,390,464           28,844,544           43,390,464
                                        ===============     ===============     ================     ================


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)


                                                                      NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                             --------------------------------------
                                                                   2001                2002
                                                             -----------------   ------------------

Cash flows from operating activities:
  Net earnings (loss)                                       $    (10,696,124)   $     (39,713,797)
  Adjustments to reconcile net earnings (loss) to net
cash provided by operating activities:
    Allowance for doubtful accounts                                5,173,937            5,893,869
    Deferred income tax, net                                         (67,139)            (226,847)
    Depreciation                                                  39,817,072           49,235,588
    Gain on sale of assets                                                  -          (1,284,310)
    Expense for severance indemnities                              1,070,374            1,474,840
    Minority interest                                               (155,047)          (1,870,833)
    Value of consulting services received in exchange
     for stock warrants                                              752,987                    -
    Net changes in assets and liabilities:
      Accounts payable                                            (8,998,679)          (8,048,550)
      Accounts receivable                                         (3,679,003)            (895,508)
      Accrued expenses                                             2,051,308              577,907
      Inventories                                                    388,478           (1,011,124)
      Other assets                                                (6,876,882)          (1,234,077)
      Other liabilities                                           (1,618,006)           2,039,664
      Prepaid expenses                                             4,218,965            3,416,761
      Reserve for severance indemnities                           (1,033,948)          (2,060,803)
                                                             ---------------     ----------------
        Total adjustments                                         31,044,417           46,006,577
                                                             ---------------     ----------------
Net cash provided by (used in) operating activities          $    20,348,293     $     6,292,780
                                                             ===============     ================

Cash flows from investing activities:
  Acquisition of property and equipment                          (96,083,468)    $    (52,654,969)
  Cancellation (acquisition)  of investments                $       (698,730)           5,159,214
  Sale of property and equipment                                           -            5,028,573
                                                             ---------------     ----------------
    Net cash used in investing activities                        (96,782,198)         (42,467,182)

Cash flows from financing activities:
  Borrowed (paid) funds                                           45,191,717          (42,009,923)
  Capital lease payments                                          (3,264,593)          (2,284,830)
  Increase of common stock and additional paid-in
    capital                                                       40,000,000                   -
  Minority interest                                                4,507,131                   -
  Payments of long-term debt                                      (2,061,541)         (23,278,189)
  Proceeds from issuance of long term debt                        11,961,530           98,314,426
                                                             ---------------     ----------------
    Net cash provided by financing activities                     96,334,244           30,741,484

Net increase in cash and cash equivalents                         19,900,339          (5,432,918)

Cash and cash equivalents at beginning of the period              18,199,552           12,576,050

                                                             ---------------     ----------------
Cash and cash equivalents at end of period                   $    38,099,891     $      7,143,132
                                                             ===============     ================

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

     We consider that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - GUARANTEE SUBSIDIARIES FINANCIAL INFORMATION

     Our 11-3/8% Senior Notes due 2004 are guaranteed fully, unconditionally and jointly and severally by each of our restricted subsidiaries, as defined in the indenture for the Senior Notes, each of which is wholly owned by us.

     Summarized condensed consolidated financial information of TRICOM, S.A. (Parent Company), the subsidiaries guarantors on a combined basis (GFN Comunicaciones, TRICOM Centroamerica, S.A., Call Tel, TRICOM USA and subsidiaries, Tricom Latinoamerica, S.A., Tricom, S.A. - Panama- and TCN Dominicana, S.A.), and the subsidiary not guarantor (Tricom Panama, S.A. - formerly Cellular Communications of Panama, S.A.) at December 31, 2001 and September 30, 2002 for Balance Sheet Data and for the nine month periods ended September 30, 2001 and 2002 for Statement of Operations and Cash Flow Data is as follows:

BALANCE SHEET DATA AT DECEMBER 31,
2001:


                                     Tricom, S.A.   Subsidiaries   Subsidiaries   Consolidating      Total
               ASSETS                Parent Co.     Guarantors     Not Guarantor    Adjustments    Consolidated
               ------
                                     -------------  -------------   --------------  ---------------  -------------
Current assets:                      $              $               $               $               $
  Cash on hand and in banks           11,200,148      1,182,280      193,622                  -     12,576,050
  Accounts receivable, net            87,640,800     17,706,131      835,546        (71,683,824)    34,498,653
  Other current assets                27,076,558      2,287,371      365,075                  -     29,729,004
                                     ------------   -----------    ----------      ------------     -----------
    Total current assets             125,917,506     21,175,782    1,394,243        (71,683,824)     76,803,707

Property, plant and equipment, net   581,160,158    100,344,145    4,412,329                  -     685,916,632

Other non-current assets              84,173,618     16,452,492      799,973         (34,731,796)    66,694,287
                                    ------------   ------------   ----------      --------------   ------------
      Total assets                  $791,251,282   $137,972,419   $6,606,545      $  106,415,620)  $829,414,626
                                    ============   ============   ==========      ==============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Notes Payable                     $158,259,504   $ 15,424,951   $         -     $           -    $173,684,455
  Current portion of capital leases    6,643,766              -             -                 -       6,643,766
  Accounts payable                    33,536,089     72,631,604     2,642,195       (71,683,824)     37,126,064
  Other current liabilities           25,986,347      8,790,651       139,814                 -      34,916,812
                                    ------------   ------------    ----------      --------------   ------------
    Total current liabilities        224,425,706     96,847,206     2,782,009       (71,683,824)    252,371,097

  Other non-current liabilities      313,291,919      8,340,609         6,511                 -     321,639,039
                                    ------------   ------------   -----------     --------------   ------------
    Total liabilities                537,717,625    105,187,815     2,788,520       (71,683,824)    574,010,136

Minority interest                              -              -             -         1,870,833       1,870,833

Stockholders' equity                 253,533,657     32,784,604     3,818,025       (36,602,629)    253,533,657
                                    ------------   ------------   -----------     --------------   ------------
                                    ------------   ------------   ----------      --------------   ------------
Total liabilities and
  stockholder's equity              $791,251,282   $137,972,419   $ 6,606,545     $(106,415,620)   $829,414,626
                                    ============   ============   ===========     ==============   ============

BALANCE SHEET DATA AT SEPTEMBER 30,
2002:


                                       Tricom, S.A.   Subsidiaries    Subsidiaries    Consolidating       Total
               ASSETS                   Parent Co.     Guarantors     Not Guarantor    Adjustments    Consolidated
               ------
                                     -------------  -------------   --------------  ---------------  -------------
Current assets:                      $              $               $               $               $
  Cash on hand and in banks              5,101,176      1,840,918         201,038                       7,143,132
  Accounts receivable, net             108,185,919     20,473,799         694,158      (99,853,584)    29,500,292
  Other current assets                  19,719,304      3,751,835         499,710                      23,970,849
                                     -------------  -------------   --------------  ---------------  ------------
    Total current assets               133,006,399     26,066,552       1,394,906      (99,853,584)    60,614,273

Property, plant and equipment, net     569,870,130    112,441,426       5,233,306                     687,544,862

Other non-current assets                73,454,564     13,019,453         791,185      (22,818,867)    64,446,335
                                     -------------  -------------   --------------  ---------------  ------------
      Total assets                   $ 776,331,093  $ 151,527,431   $   7,419,397   $ (122,672,451)  $812,605,470
                                     =============  =============   =============   ==============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes Payable                      $ 100,484,601  $   7,852,033   $     239,628   $                $108,576,262
  Current portion of capital leases      1,040,615              -               -                       1,040,615
  Accounts payable                      18,296,542    102,582,460       8,052,096      (99,853,584)    29,077,514
  Other current liabilities             28,105,927      8,790,856         637,600                      37,534,383
                                     -------------  -------------   --------------  ---------------  ------------
    Total current liabilities          147,927,685    119,225,349       8,929,324      (99,853,584)   176,228,774

  Other non-current liabilities        414,583,548      7,973,288               -                     422,556,836
                                     -------------  -------------   --------------  ---------------  ------------
    Total liabilities                  562,511,233    127,198,637       8,929,324       (99,853,584)  598,785,610

Minority interest                                -              -                                               -

Stockholders' equity                  213,819,860    24,328,794      (1,509,927)     (22,818,867)     213,819,860
                                     -------------  -------------   --------------  ---------------  ------------
                                     -------------  -------------   --------------  ---------------  ------------
Total liabilities and stockholder's
 equity                              $776,331,093   $151,527,431    $ 7,419,397     $(122,672,451)   $812,605,470
                                     ============   ============    ===========     =============    ============


STATEMENT OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001:


                                    Tricom, S.A.     Subsidiaries    Subsidiaries     Consolidating     Total
                                     Parent Co.       Guarantors     Not Guarantor     Adjustments    Consolidated
                                   -------------    -------------   --------------  ---------------  ------------
                                  $                $               $                $               $
Operating revenues                  136,370,277      55,522,747        424,404        (15,190,893)     177,126,535
Operating costs                    (123,628,643)    (51,778,728)      (775,274)        15,190,893     (160,991,752)
  Operating income                   12,741,634       3,744,019       (350,870)                 -        16,134,783
                                   -------------    -------------   --------------  ---------------  -------------
Other expense, net                  (23,437,758)       (824,117)        34,448         (2,507,666)     (26,735,093)

Earnings (loss) before income
taxes and minority interest         (10,696,124)      2,919,902       (316,422)        (2,507,666)     (10,600,310)

Income taxes                                  -        (250,861)                                          (250,861)

Minority interest                                                                         155,047          155,047
                                   -------------    -------------   ------------     ------------    --------------
Net earnings (loss)                $(10,696,124)    $ 2,669,041     $ (316,422)      $ (2,352,619)   $ (10,696,124)
                                   =============    ============    ============     ============    ==============



STATEMENT OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002:

                                    Tricom, S.A.     Subsidiaries    Subsidiaries     Consolidating       Total
                                     Parent Co.       Guarantors     Not Guarantor     Adjustments    Consolidated
                                   -------------    -------------   --------------  ---------------  ------------
                                  $                $               $                $               $
Operating revenues                  141,694,643      77,500,927      1,359,299        (24,160,049)    196,394,820
Operating costs                    (130,332,747)    (81,098,681)    (6,356,293)        24,160,049    (193,627,672)
                                   -------------    -------------   --------------  ---------------  ------------
  Operating income                   11,361,896      (3,597,754)     (4,996,994)                -       2,767,148

Other expense, net                 (50,865,932)        (501,071)       (330,960)        7,819,688     (43,878,275)

Earnings (loss) before income
taxes and minority interest        (39,504,036)     (4,098,825)     (5,327,954)         7,819,688     (41,111,127)

Income taxes                          (209,761)       (263,742)              -                          (473,503)

Minority interest                            -               -               -          1,870,833      1,870,833
                                   -------------    -------------  --------------  ---------------  ------------
Net earnings (loss)                $(39,713,797)    $ (4,362,567)  $(5,327,954)    $    9,690,521   $(39,713,797)
                                   =============    =============  =============   ==============   =============

CASH FLOW DATA FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001:


                                   Tricom, S.A.     Subsidiaries    Subsidiaries    Consolidating        Total
                                    Parent Co.       Guarantors     Not Guarantor    Adjustments     Consolidated
                                  -------------    -------------   --------------  ---------------  ------------
Net cash provided by (used in)   $                $               $               $                $
operating activities               16,381,683        3,232,136       (6,437,566)      7,172,040        20,348,293
Net cash used in investing
activities                        (54,945,109)     (32,597,802)      (2,183,398)     (7,055,889)      (96,782,198)
Net cash provided by financing
activities                         57,951,258       29,778,708        8,720,429        (116,151)       96,334,244
Effect of exchange rate
changes on cash on hand and in
banks                                       -                -               -                                  -
                                 -------------   -------------     ------------   -------------    --------------

Net increase (decrease) in
cash on hand and in banks          19,387,832          413,042           99,465              -        19,900,339

Cash on hand and in banks at
beginning of the period            17,241,951          957,601                                        18,199,552
                                 -------------   -------------     ------------   -------------    --------------

Cash on hand and in banks at
the end of the period            $ 36,629,783    $   1,370,643     $     99,465   $           -    $  38,099,891
                                  ===========    =============     ============   =============    ==============


CASH FLOW DATA FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002:


                                   Tricom, S.A.     Subsidiaries    Subsidiaries    Consolidating      Total
                                    Parent Co.       Guarantors     Not Guarantor    Adjustments     Consolidated
                                 -------------    --------------    -------------   -------------    --------------
Net cash provided by (used in)
operating activities             $(21,809,222)    $ 32,721,072      $  1,444,010    $  (6,063,080)    $   6,292,780
Net cash used in investing
activities                        (28,707,000)     (13,525,277)       (1,676,222)       1,441,317       (42,467,182)
Net cash provided by financing
activities                         44,417,250      (18,537,157)          239,628        4,621,763        30,741,484
Effect of exchange rate
changes on cash on hand and in
banks                                       -                -                 -               -                  -
                                 ------------    -------------      ------------    -------------      ------------
Net increase (decrease) in
cash on hand and in banks         (6,098,972)          658,638             7,416               -         (5,432,918)

Cash on hand and in banks at
beginning of the period           11,200,148         1,182,280           193,622                         12,576,050
                                 ------------    -------------      ------------    -------------      ------------
Cash on hand and in banks at
the end of the period            $ 5,101,176     $   1,840,918      $    201,038    $           -      $  7,143,132
                                 ===========     =============      ============    =============      ============


ITEM 2.  INFORMATION ON THE COMPANY

OVERVIEW

         We are a leading full service communications provider in the Dominican Republic. We offer local, long distance, mobile, cable television, Internet and broadband data transmission services. Our wireless network covers approximately 90% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower costs. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication-switching facilities in New York, Florida and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American based long distance carriers that are licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We market our cable services under the brand name, "Telecable".

         In Panama, we have offered digital mobile integrated services since April 2002 and, at September 30, 2002, we have approximately 5,000 subscribers. These services consist of two-way radio and paging services using iDEN technology. Our network covers Panama City and Colon, the two largest cities in Panama and important transportation corridors in other parts of the country. Through a 51% owned joint venture, we own frequency rights for 107 channels of 25 MHz each. These frequencies give us access to nationwide coverage, covering a population of approximately 2.8 million people. We also own radio frequency rights in El Salvador and Guatemala, but currently do not intend to develop a network in either country.

RECENT DEVELOPMENTS

      NEW BASIS FOR DETERMINING INCOME TAX

     Since 1996, we have made payments in lieu of income tax to the Dominican government in accordance with the terms of our concession agreement. These payments equal 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues.

     On June 4, 2002, a Presidential decree modified the tax system imposed on all telecommunication providers in the Dominican Republic by concession agreements (including by our 1996 concession agreement) in favor of the payment of a tax equal to the greater of 25% of net taxable income and 1.5% of gross revenues, which is the tax regime applicable to Dominican corporate taxpayers.

     Telecommunication providers in the Dominican Republic are required to adopt the current Dominican corporate tax regime effective January 1, 2003. Effective September 1, 2002, telecommunication providers in the Dominican Republic may opt to continue making payments in lieu of income tax to the Dominican government through December 31, 2002.

     For 1999, 2000 and 2001, we made payments in lieu of income taxes of $12.8 million, $10.2 million and $12.6 million, respectively. Had we paid taxes for these years on the same basis as all Dominican corporate taxpayers, our taxes would have been $5.5 million, $3.4 million and $3.7 million, respectively, an aggregate tax payment savings of approximately $23 million, but without taking into account additional payments that we would have been required to make with respect to withholding requirements to which we have been subject.

     Our concession agreement also exempted us from the requirement to withhold 5% on interest paid or credited to the accounts of financial institutions located abroad, and 25% on other payments abroad. This exemption also was eliminated by Presidential decree. We are required by the terms of various financings with non-Dominican lenders, including by our 11 3/8% Senior Notes due 2004, to pay the amount of the withholding tax on behalf of the lenders or holders, as applicable, so that the net amount they receive after such withholding or deduction will not be less than the amount such lenders or holders would have received if such taxes had not been withheld. For each of 1999, 2000, and 2001, this would have resulted in additional payments with respect to the 11 3/8% Senior Notes due 2004 of $1.14 million and approximately $474,000, $942,000 and $1.08 million, respectively, with respect to other borrowings, or approximately $5.9 million in the aggregate.

     APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

     On July 31, 2002, we announced the selection of Ramon Tarrago as our new Chief Financial Officer. Mr. Tarrago replaces Carlos Vargas, who will now serve as vice president of Telecable Nacional Dominicana, our cable television wholly-owned subsidiary.

     Mr. Tarrago joined us in 1992 as Director of Finance. He has also worked as vice president and head of our International Business Division since its inception in 1995. Before joining us, Mr. Tarrago held positions in the corporate banking unit at the Dominican Republic branch of Citibank and at the International Finance Corporation of the World Bank in Washington, D.C. Mr. Tarrago holds both a BA in economics from Universidad Nacional Pedro Henriquez Urena and an MBA, with a concentration in finance, from the Virginia Polytechnic Institute and State University.


ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

REVENUE OVERVIEW

         We derive our operating revenues primarily from toll revenues, international revenues, local services, cellular and PCS services, data and Internet services, cable television services, the sale of equipment and installations. The components of each of these services are as follows:

         Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, and other carriers, for calls that originate in or transit their networks but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards, which are recognized as the calling cards are used or expire.

         International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic. Traffic is based on the minutes that the foreign telecommunications companies have terminated in the Dominican telecommunications network, either on our own network or on another carrier's network, including revenues derived from our U.S.-based international long distance prepaid calling cards.

         Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voicemail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services. Calling party, refers to the person who originates the phone call. Calling party pays is a wireless telephony payment structure in which the party that places a call to a wireless telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to that call. In the Dominican Republic, the calling party pays. Local measured service includes monthly phone line rental for a specified number of minutes within a defined area, plus a charge for additional minutes.

         Data and Internet revenues consist of fixed monthly fees received from our residential and corporate customers for high speed broadband data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, frame relay, digital subscriber lines, or xDSLs, that provide high-bandwidth transmission of voice and data over regular telephone lines and very small aperture terminals, or VSATs, relatively small satellite antennas used for high speed satellite-based single to multiple point data transmissions, including for the internet.

         Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services.

         Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Since 1999, paging has not played a role in our marketing programs and paging revenues have declined.

         Revenues from the sale of equipment consist of sales fees for customer premise equipment, including private automatic branch exchanges, which are small versions of a phone company's central switching system often used by private companies, and key telephone systems, residential telephones, cellular and PCS handsets and paging units.

         Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular and PCS phones. Beginning with January 1, 2000, we have recognized these revenues over the estimated period in which, based on our experience, we retain such clients. Initially we estimated this period as 35 months. Effective October 2, 2001, we revised this period to 24 months, based on our experience with clients. In prior periods, we recognized these revenues when they were collected.

         Cable television revenues consist of monthly fees derived from basic programming, expanded basic programming, premium services, digital music services, Internet access, installation fees and revenues from advertising sales to national advertisers on non-broadcast channels we carry over our cable communications systems. Cable television revenues, including installation fees, are recognized when the service is provided.

         Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

         The following table sets forth each category of revenues as a percentage of total operating revenues for the period indicated:

                                             THREE MONTHSENDED    NINE MONTHSENDED
                                                SEPTEMBER 30,       SEPTEMBER 30,
                                               2001      2002       2001    2002
                                               ----      ----       ----    ----
Toll revenues                                  12.8%     11.1%     12.5%     10.7%
International revenues                         35.1      33.3      34.4      33.2
Local service                                  26.4      25.6      26.2      26.0
Data and Internet                               3.5       4.6       3.4       4.1
Cellular and PCS                               16.8      14.2      15.9      14.4
Paging                                          0.4       0.2       0.5       0.3
Sale and lease of equipment                     0.8       0.7       1.5       0.9
Installation and activation fees                4.0       1.2       5.3       1.7
Cable revenues                                   --       8.9    --           8.6
Other                                           0.3       0.1       0.3       0.2

----------
Note: Percentages may not add up to 100% due to rounding.

         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                            THREE MONTHSENDED  NINE MONTHSENDED
                                                              SEPTEMBER 30,     SEPTEMBER 30,
                                                              2001     2002     2001    2002
                                                              ----     ----     ----    ----
Operating costs                                               95.7%    99.0%    90.9%    98.6%
Operating income                                               4.3      1.0      9.1      1.4
Interest expense, net                                        (13.2)   (25.7)   (15.2)   (23.2)
Other income (expenses)                                      (13.3)   (23.7)   (15.1)   (22.3)
Earnings (loss) before income taxes and minority interest     (9.0)   (22.7)    (6.0)   (20.9)
Net earnings (loss)                                           (9.1)   (22.7)    (6.0)   (20.2)
EBITDA                                                        32.5     30.5     36.9     30.7


THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE SAME PERIODS IN 2001

     OPERATING REVENUES. Our total operating revenues increased 8.1% to $65.6 million during the 2002 third quarter from $60.7 million for the 2001 third quarter. Total operating revenues increased 10.9% to $196.4 million for the nine-month period ended September 30, 2002 from $177.1 million for the nine-month period ended September 30, 2001. Cable television, data and Internet, local, and international long distance services were the primary contributors to overall revenue growth during the third quarter. Excluding revenues from cable television services, which we acquired in October 26, 2001, our total revenues were $59.7 million for the 2001 third quarter, a decrease of $1 million from total revenues from the 2001 third quarter, and $179.5 million for the 2002 nine-month period, an increase of $2.4 million from the 2001 nine-month period. Revenue growth was offset by lower installation and activation revenues primarily as a result of lower average installation fees as well as decreases in toll and cellular and PCS revenues.

     TOLL. Toll revenues decreased 6.3% to $7.3 million during the 2002 third quarter from $7.8 million for the 2001 third quarter, and decreased by 5.3% to $21.0 million during the first nine months of 2002 compared to $22.2 million during the first nine months of 2001. The decrease in toll revenues resulted from decreases in revenues derived from outbound international long distance minutes offset, in part, by increases in access charges and domestic long distance revenues.

     Revenues from outbound international calls decreased by 21.8% to $2.8 million during the 2002 third quarter from $3.5 million during the 2001 third quarter, and by 20.2% to $8.3 million during the first nine months of 2002 from $10.4 million during the first nine months of 2001, primarily as a result of a decrease in the price per minute for outbound international calls for residential and commercial customers and a decrease in outbound long distance traffic volume. The average price per minute for residential and commercial customers' outbound international calls declined to $0.34 in the 2002 third quarter from $0.47 in the 2001 third quarter. Outbound international minutes decreased by 3.2% to 9.0 million minutes in the 2002 third quarter from 9.3 million minutes during the 2001 third quarter, and decreased by 3.5% to 26.7 million minutes during the first nine months of 2002 from 27.6 million minutes during the first nine months of 2001, reflecting decreased traffic volume from calling cards and cellular and PCS customers.

     Domestic long distance revenues increased 53.1% to $2.1 million during the 2002 third quarter from $1.4 million during the 2001 third quarter, and increased 57.8% to $6.2 million during the first nine months of 2002 from $3.9 million during the first nine months of 2001. Domestic long distance minutes increased by 14.0% to 14.9 million minutes during the 2002 third quarter from
13.1 million minutes during the 2001 third quarter, and increased 7.7% to 41.2 million minutes during the first nine months of 2002 from 38.3 million minutes during the first nine months of 2001. The increase in domestic long distance minutes resulted from higher traffic volume from our retail call centers. Pending regulatory proposals that would divide the Dominican Republic into five zones and provide that intra-zone calls are local could have the effect of decreasing rates for some calls, if the regulations are adopted.

     Revenues from access charges increased 3.5% to $2.3 million during the 2002 third quarter from $2.2 million in the 2001 third quarter, and increased 14.5% to $7.0 million during the first nine months of 2002 compared to $6.1 during the first nine months of 2001. The increase in interconnection charges reflected the growth in our local access subscriber base since the 2001 third quarter and in the Dominican telephony market, as well as our success in attracting high-usage customers. We currently expect to disconnect a substantial number of lines in service at September 30, 2002 during the fourth quarter of 2002, which could result in us receiving less revenues from access charges.

     INTERNATIONAL. Our international revenues increased 2.5% to $21.8 million during the 2002 third quarter from $21.3 million in the 2001 third quarter, and increased 7.1% to $65.2 million during the first nine months of 2002 compared to $60.9 million during the first nine months of 2001, primarily as the result of higher inbound traffic derived from our U.S.-based international long distance operations, offset in part by lower international long distance prepaid card traffic volume. The international revenue increase was achieved despite lower settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.040 per minute during the 2002 third quarter compared to $0.052 per minute during the 2001 third quarter. Inbound minutes increased by 44.8% to 277.5 million minutes during the 2002 third quarter from 191.6 million minutes in the 2001 third quarter, and increased by 40.9% to 734.6 million minutes during the first nine months of 2002 from 521.4 million minutes during the first nine months of 2001.

     Total minutes from our U.S.-based international long distance prepaid cards decreased by 29.8% to 38.3 million minutes in the 2002 third quarter from 54.6 million during the 2001 third quarter, and remained stable at 149.6 million minutes during the first nine months of 2002 compared to 149.2 million minutes during the first nine months of 2001. Revenues from our U.S. based international long distance prepaid calling cards decreased by 37.4% to $5.1 million in the 2002 third quarter from $8.2 million in the 2001 third quarter, and decreased by 8.3% to $21.4 million during the first nine months of 2002 compared to $23.3 million during the first nine months of 2001. Lower prepaid card sales primarily resulted from competitive pressures and poor results from a third party distributor that had exclusive rights to distribute our product in the northeastern U.S. We now have several distributors in the region.

     LOCAL SERVICE. Local service revenues increased 5.1% to $16.8 million during the 2002 third quarter from $16.0 million in the 2001 third quarter, and increased 10.1% to $51.0 million during the first nine months of 2002 compared to $46.4 million during the first nine months of 2001, primarily as the result of the continued growth in the number of lines in service. At September 30, 2002, we had 179,124 lines in service compared to 169,893 lines in service at September 30, 2001, a 5.4% increase in lines.

     As a result of a higher number of lines in service, revenues derived from cellular calls under the calling-party-pays system increased by 25.9% to $2.2 million in the 2002 third quarter from $1.7 million in the 2001 third quarter, and increased by 34.3% to $6.2 million during the first nine months of 2002 compared to $4.6 million during the first nine months of 2001. Measured local service revenues increased by 10.9% to $3.6 million in the 2002 third quarter from $3.3 million in the 2001 third quarter, and increased by 13.5% to $10.8 million during the first nine months of 2002 from $9.5 million during the first nine months of 2001.

     Revenues from monthly fees decreased by 0.4% to $10.8 million in the 2002 third quarter from $10.9 million in the 2001 third quarter, and increased by 4.2% to $33.9 million during the first nine months of 2002 compared to $32.6 million during the first nine months of 2001. Our average monthly churn rate for local service increased to 3.3% in the 2002 third quarter compared to 1.6% in the 2001 third quarter and decreased to 2.0% during the first nine months of 2002 compared to 2.2% during the first nine months of 2001. We calculate our average monthly churn rate by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period.

     During the third quarter, we undertook a number of steps to improve the profile of our local service customer portfolio, mainly the disconnection of marginal users, resulting in a reduction in the number of lines in service at September 30, 2002 from the number at June 30, 2002. We currently expect to disconnect a substantial number of our lines in service at September 30, 2002 during the fourth quarter of 2002. As a result, we may have fewer lines in service at December 31, 2002, which could result in lower revenues from monthly fees, access charges and measured local service.

     By disconnecting unprofitable customers, we believe we can better use our network to provide services to and concentrate our sales efforts on, higher margin residential and corporate customers. In addition to increasing the average revenue per user, we believe we can increase service offerings to high margin customers and ultimately increase our revenues and profitability. We anticipate that local service churn rate will remain relatively high while we continue our policy of disconnecting low usage customers.

     DATA AND INTERNET. Data and Internet service revenues increased 39.5% to $3.0 million in the 2002 third quarter from $2.1 million in the 2001 third quarter, and increased by 34.0% to $8.1 million during the first nine months of 2002 from $6.0 million during the first nine months of 2001, primarily as the result of the continued growth in the number of data and Internet subscribers. The number of our data and Internet subscribers increased 23.3% to 10,611 at September 30, 2002 from 8,606 at September 30, 2001. Revenues from monthly fees increased by 25.7% to $2.2 million in the 2002 third quarter from $1.7 million in the 2001 third quarter, and increased by 18.4% to $5.9 million during the first nine months of 2002 compared to $4.9 million during the first nine months of 2001.

     CELLULAR AND PCS. Our cellular and PCS revenues decreased 8.4% to $9.3 million in the 2002 third quarter from $10.2 million in the 2001 third quarter, and remained stable at $28.3 million during the first nine months of 2002 compared to $28.2 million during the first nine months of 2001. The decrease in third quarter cellular and PCS revenues resulted from an approximate 26% decrease in the average price per minute during the 2002 third quarter, reflecting increased price competition in the market. For the 2002 nine-month period declines in average price per minute were offset by increased minutes of use.

     At September 30, 2002, we had 410,918 cellular and PCS subscribers compared to 332,436 at September 30, 2001. As a result of a higher average subscriber base, total minutes of usage increased 11.5% to 59.7 million minutes in the 2002 third quarter from 53.5 million minutes in the 2001 third quarter, and increased 10.0% to 167.5 million minutes during the first nine months of 2002 from 152.2 million minutes during the first nine months of 2001.

     At September 30, 2002, approximately 5% of our subscriber base consisted of customers that purchase cellular and PCS services pursuant to fixed-term contracts and the remaining 95% of our customers purchase their services in advance, primarily through prepaid calling cards. Prepaid customers include both those who can receive and make outgoing calls and those who are only able to receive incoming calls. We believe that our postpaid subscribers seek the convenience of uninterrupted wireless service and access to high quality customer service and are willing to pay monthly fees for additional value-added services. In contrast to postpaid subscribers, prepaid customers typically generate low levels of usage, access a limited number of value-added services, and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular and PCS services.

     Prepaid cellular and PCS services generated approximately 62% of our total minutes of use and 67% of total cellular and PCS revenues in the 2002 third quarter compared to approximately 68% of our total minutes of use and 72% of our total cellular and PCS revenues in the 2001 third quarter. For the first nine months of 2002, prepaid cellular and PCS services generated approximately 68% of our total minutes of use and approximately 71% of our total cellular and PCS revenues, compared to 68% of our total minutes of use and 74% of our total cellular and PCS revenues during the first nine months of 2001.

     At September 30, 2002, we had approximately 150,000 "incoming calls only" subscribers, all of whom are prepaid subscribers. The substantial majority of "incoming calls only" subscribers generate little or no traffic. We currently anticipate voluntarily disconnecting a substantial number of our "incoming calls only" cellular and PCS subscribers in the fourth quarter of 2002, which could result in lower airtime and access charge revenues.

     Our average monthly churn rate for cellular and PCS services increased to 4.6% in the 2002 third quarter from 3.0% in the 2001 third quarter and decreased to 4.3% during the first nine months of 2002 compared to 5.1% during the first nine months of 2001. We anticipate that the cellular and PCS services churn rate will remain relatively high while we continue our policy of disconnecting low-usage "incoming calls only" prepaid subscribers.

     PAGING. Paging revenues decreased 41.1% to approximately $143,000 in the 2002 third quarter from $243,000 in the 2001 third quarter, and decreased 40.5% to $495,000 during the first nine months of 2002 from $832,000 during the first nine months of 2001, primarily as a result of the Company's decision to focus on migrating new customers away from paging services and into prepaid cellular services. At September 30, 2002, we had 9,457 paging subscribers compared to 17,878 paging subscribers at September 30, 2001. Our average monthly churn rate for paging services remained stable at approximately 2.0% in the 2002 third quarter and 2001 third quarter, and increased to 2.9% during the first nine months of 2002 compared to 2.4% during the first nine months of 2001.

     SALE OF EQUIPMENT. Revenues from the sale of equipment increased 3.3% to $481,000 in the 2002 third quarter from $466,000 in the 2001 third quarter, and decreased 35.1% to $1.7 million during the first nine months of 2002 compared to $2.7 million during the first nine months of 2001, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. These arrangements have decreased equipment sales revenues but we believe added subscribers and contribute to increase cellular and PCS service revenues.

     INSTALLATION AND ACTIVATION FEES. Installation and activation revenues decreased 67.0% to $794,000 in the 2002 third quarter from $2.4 million in the 2001 third quarter, and decreased 64.9% to $3.3 million during the first nine months of 2002 compared to $9.4 million during the first nine months of 2001. The decrease reflects lower installation fees charged for local access lines and wireless services. In addition, installation and activation revenues for the 2001 periods include fees deferred from previous periods in accordance with SEC Staff Accounting Bulletin 101. Most fees so deferred have been recognized before 2002 and such fees have decreased since 2001. (See "Critical Accounting Policies").

     CABLE TELEVISION. In the fourth quarter of 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market, including the concession granted by the Dominican government to operate a cable system. Revenues from cable television services totaled $5.9 million in the third quarter and totaled $16.9 million during the first nine months of 2002.

     At September 30, 2002, we had 71,081 cable subscribers, including 62,035 basic and premium subscribers, and 7,692 commercial rooms, which include commercial establishments (for example, hotels) or multiple dwelling units (for example, any apartment building or hospital), for which we receive a bulk rate for basic cable service offered by us. Programming services revenues totaled $4.2 million in the 2002 third quarter and $12.1 million during the first nine months of 2002. Advertising revenues totaled $1.6 million in the 2002 third quarter and $4.5 million during the first nine months of 2002.

     OPERATING COSTS.  Major components of operating costs are:

   - transport and access charges (formerly referred to as satellite connection and carrier costs), which include amounts paid to foreign carriers for our use of their networks for termination of outbound traffic and interconnection costs, which are access charges paid primarily to Codetel, and payments for international satellite circuit leases;

   - programming costs, which are amounts paid to programming providers for licenses to broadcast on our cable television network basic and premium programming and other content;

   - depreciation of network and non-network equipment and leased terminal equipment;

   -     expenses in lieu of income tax; and

   - selling, general and administrative expenses, which include salaries and other compensation to personnel, building occupancy and maintenance expenses, marketing expenses, commissions and other related costs.

         Our operating costs increased 11.9% to $64.9 million in the 2002 third quarter from $58.0 million in the 2001 third quarter, and increased 20.3% to $193.6 million during the first nine months of 2002 from $161.0 million during the first nine months of 2001. These results reflect higher selling, general and administrative expenses, as well as increased network and non-network depreciation expenses resulting from a higher depreciable capital base as a result of our capital investment and domestic and international network expansion programs. The increase in operating costs and expenses also reflects higher transport and access charges costs, as well as the integration of our cable television operations and the launch of operations in Panama. As a percentage of revenues, operating costs increased to 99.0% in the 2002 third quarter from 95.7% in the 2001 third quarter, and increased to 98.6% during the first nine months of 2002 from 90.9% during the first nine months of 2001.

         TRANSPORT AND ACCESS CHARGES. Transport and access charges costs increased by 10.6% to $19.7 million in the 2002 third quarter from $17.8 million in the 2001 third quarter, and increased by 15.8% to $57.3 million during the first nine months of 2002 from $49.5 million during the first nine months of 2001, primarily as a result of increased interconnection costs and higher outbound carrier costs. Interconnection costs increased by 32.2% to $9.5 million during the 2002 third quarter from $7.2 million during the 2001 third quarter, and increased by 25.8% to $25.7 million during the first nine months of 2002 from $20.5 million during the first nine months of 2001, as the result of a higher volume of traffic terminating in other networks. Outbound carrier costs decreased by 9.5% to $7.3 million in the 2002 third quarter from $8.1 million in the 2001 third quarter, and increased by 10.4% to $23.3 million during the first nine months of 2002 from $21.1 million during the first nine months of 2001, reflecting higher volume of outbound international calls terminating in non-U.S. destinations.

         PROGRAMMING COSTS. Programming costs totaled $1.9 million in the 2002 third quarter and totaled $4.7 million during the first nine months of 2002, primarily related to fees paid to providers for signals and programming content.

         NETWORK DEPRECIATION AND NON-NETWORK DEPRECIATION EXPENSE. Network depreciation increased 17.5% to $13.7 million in the 2002 third quarter from $11.6 million in the 2001 third quarter, and increased 22.1% to $39.6 million during the first nine months of 2002 from $32.5 million during the first nine months of 2001, as a result of a higher depreciable asset base due to the continued investments in our local and international networks, including telecommunications equipment and facilities. Non-network depreciation expense with respect to other fixed assets increased 20.3% to $3.3 million during the 2002 third quarter from $2.8 million during the 2001 third quarter, and increased 30.7% to $9.6 million during the first nine months of 2002 from $7.4 million during the first nine months of 2001.

         EXPENSE IN LIEU OF INCOME TAXES. In the past, we made payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Beginning September 1, 2002, in accordance with a Presidential decree, we no longer pay taxes in lieu of income tax but pay the tax imposed on all Dominican corporations: a tax equal to the greater of 25% of net taxable income or 1.5% of gross revenues.

         Expense in lieu of income taxes during the 2002 third quarter decreased by 38.0% to $1.6 million from $2.5 million in the 2001 third quarter, and decreased by 30.6% to $6.2 million during the first nine months of 2002 from $9.0 million during the first nine months of 2001.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, excluding non-network depreciation expense, increased 4.5% to $23.3 million in the 2002 third quarter from $22.3 million in the 2001 third quarter, and increased 22.2% to $71.6 million during the first nine months of 2002 from $58.6 million during the first nine months of 2001. The amount of selling, general and administrative expenses reflects increased marketing and advertising expenses, higher provision for uncollectible accounts, occupancy costs, and other related expenses. These increases were offset in part by lower commissions paid to wholesale distributors of prepaid cards, and lower salaries and other personnel compensation costs during the third quarter, as a result of a reduction in the number of employees.

         Marketing expenses decreased to $1.6 million in the 2002 third quarter from $3.0 million in the 2001 third quarter, and increased to $6.0 million during the first nine months of 2002 from $4.7 million during the first nine months of 2001. Expenses for the provision of uncollectible accounts increased to $2.2 million in the 2002 third quarter from $1.9 million in the 2001 third quarter, and increased to $6.2 million during the first nine months of 2002 from $2.9 million during the first nine months of 2001, primarily as a result of a higher number of contract local service, cellular and PCS and basic and premium cable subscribers. Occupancy costs increased to $2.0 million in the 2002 third quarter from $1.8 million in the 2001 third quarter, and increased to $5.9 million during the first nine months of 2002 from $4.9 million during the first nine months of 2001.

         Other expenses, which include among others insurance, legal expenses, maintenance and repair of vehicles and equipment, and other professional services, increased to $7.4 million in the 2002 third quarter from $6.1 million in the 2001 third quarter, and increased to $20.9 million during the first nine months of 2002 from $16.0 million during the first nine months of 2001. Salaries and other compensation to personnel decreased to $7.1 million in the 2002 third quarter from $7.4 million in the 2001 third quarter, and totaled $22.4 million during the first nine months of 2002 compared to $22.2 million during the first nine months of 2001. At September 30, 2002, we had 1,489 employees compared to 1,491 employees at September 30, 2001.

         As a percentage of total operating revenues, selling, general and administrative expenses, excluding non-network depreciation expense, decreased to 35.5% in the 2002 third quarter compared to 36.7% in the 2001 third quarter and increased to 36.5% during the first nine months of 2002 compared to 33.1% during the first nine months of 2001.

         COST OF EQUIPMENT AND OTHER COSTS. Cost of equipment sold, which consists of the cost of sale of customer premise equipment, including private branch exchanges and key telephone systems, as well as cellular and PCS handsets, increased by 33.6% to $511,000 in the 2002 third quarter from $383,000 in the 2001 third quarter and decreased by 32.1% to $1.5 million during the first nine months of 2002 from $2.2 million during the first nine months of 2001. Other costs, which consist of the cost of sale of prepaid services, decreased to $160,000 in the 2002 third quarter from $488,000 in the 2001 third quarter and decreased to $1.1 million during the first nine months of 2002 from $1.5 million during the first nine months of 2001.

         OPERATING INCOME. Operating income decreased to $656,000 in the 2002 third quarter compared to $2.6 million in the 2001 third quarter, and decreased to $2.8 million during the first nine months of 2002 compared to $16.1 million during the first nine months of 2001. Operating income as a percentage of total operating revenues decreased to 1.0% in the 2002 third quarter from 4.3% in the 2001 third quarter, and decreased to 1.4% during the first nine months of 2002 from 9.1% during the first nine months of 2001.

         OTHER INCOME (EXPENSES). Other expenses increased to $15.5 million in the 2002 third quarter from $8.1 million in the 2001 third quarter, and increased to $43.9 million during the first nine months of 2002 from $26.7 million during the first nine months of 2001, reflecting increased interest expenses resulting from higher average aggregate amount of outstanding debt. Interest expense increased to $17.2 million in the 2002 third quarter from $8.7 million in the 2001 third quarter, and increased to $46.9 million during the first nine months of 2002 from $28.5 million during the first nine months of 2001. Interest expense also has increased because the amount of interest capitalized has decreased with the decrease in capital expenditures. During the first nine months of 2002, we incurred debt primarily to purchase network and telecommunications equipment.

         NET EARNINGS (LOSS). Net loss totaled $14.9 million, or $.34 cents per share, in the 2002 third quarter compared to a net loss of $5.5 million, or $.19 cents per share, in the 2001 third quarter. For the first nine months of 2002, net loss totaled $39.7 million, or $.92 cents per share, compared to a net loss of $10.7 million, or $.37 cents per share, during the first nine months of 2001.

         EBITDA. Earnings before interest and other income, taxes and depreciation and amortization increased by 1.6% to $20.0 million in the 2002 third quarter from $19.7 million in the 2001 third quarter, and decreased by 8.0% to $60.2 million during the first nine months of 2002 from $65.4 million during the first nine months of 2001. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after September 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives

(but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after September 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS 142 effective January 1, 2002. As of December 31, 2001, and September 30, 2002, the composition of goodwill and intangible assets totaled $36.5 million, primarily related to the acquisitions of TCN Dominicana, S.A. and of Cellular Communications of Panama, S.A. (subsequently renamed TRICOM Panama, S.A.) during 2001.

CRITICAL ACCOUNTING POLICIES

         REVENUE RECOGNITION

         During the year ended December 31, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101 concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients. At the time we adopted SAB 101, we charged activation and installation fees to subscribers for cellular and PCS services and for local access lines. In preparing our financial statements for the year ended December 31, 2000, we estimated that the average service life for our customers that we charged activation and installation fees was 35 months. We based our estimate of average service life on our experience during the preceding five years, which included periods in which we were initiating and developing these service offerings.

         Effective October 1, 2001, we updated our estimate of the average service life for our customers from 35 to 24 months. We based our revision on our experience during the preceding three years, which we regarded as more representative of current market conditions. The number of wireless subscribers and subscribers for local access lines increased substantially during that period. We also face increased competition, particularly in the wireless markets in which there have been new market entrants since 2000, which have captured significant market share. As a result of these and other factors, our average monthly disconnection or churn rate increased during 2001. We expect these factors to continue to affect our ability to retain customers. As revised, for 2000 and 2001, we recognized revenue of $8,940,040 and $7,512,759 associated with the accounting change from the adoption of SAB 101.

         Based upon recent market trends to reduce activation fees for wireless and local service, we anticipate that our activation fees and deferred revenue may decrease in the future. In addition, in October 2001, we acquired TCN Dominicana, the largest operator of cable television systems in the Dominican Republic, which we operate under the name Telecable. Telecable did not consistently charge fees for the installation and activation of cable service before we acquired it. We currently charge new subscribers approximately $50, which includes a one-time installation fee and the first month of service. Given current market conditions, we do not foresee charging installation fees in the future. We do not have sufficient experience to determine the average customer service life for cable subscribers. We recognized revenues from cable activation fees for the nine months ended September 30, 2002 in the aggregate of approximately $185,000.

         LONG-LIVED ASSETS

         The Company's long-lived assets include property and equipment, in service, under construction or development and held for disposal, as well as goodwill and identifiable intangible assets to be held and used.

         Property and equipment in service is stated at historical costs. Costs associated directly with network construction, service installations and development of business support systems and interest expense incurred during the construction period are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of assets. The estimated useful life of telecommunications networks is 15 years and 3 to 10 years for furniture fixtures, equipment and other. These useful lives are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for disposal or sale is stated at the estimated proceeds from the sale, less costs to sell.

         The Company provides for the impairment of long-lived assets, including goodwill, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of", which requires that long-lived assets and certain identifiable intangible held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an assets may not be recoverable. Such events include, but are not limited to, a significant decrease in market value of an asset, a significant adverse change in the business climate that could affect the value of an asset or a current period operating or cash flow loss combined with a history of operating or cash flow losses. An impairment loss is recognized when estimated undiscounted future cash flows, before interest, expected to be generated by the assets are less than its carrying value.

     We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer requires the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired intangible assets, which we determined, have an indefinite life. The Company's amortization of goodwill for the year ended December 31, 2001 totaled approximately $47,000. Currently, we do not believe that the provisions of SFAS 142 will have a significant effect on our results of operations and financial position.

EFFECTS OF INFLATION

     The annual inflation rate in the Dominican Republic was 5.1% for 1999, 9.0% for 2000 and 4.4% for 2001. The effects of inflation on our operations have not been significant.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to operate and expand our telecommunications networks. For the first nine months of 2002, we made capital expenditures of $52.7 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements, primarily in the Dominican Republic. The amount expended represents a significant reduction from expenditures in prior years, including $96.1 million in the first nine months of 2001. This reflects our previously announced program to reduce capital expenditures by optimizing the use of our existing network, while minimizing new capital needs and conserving cash. We currently anticipate making capital expenditures of approximately $60 million in 2002 to increase capacity and coverage in our local access and mobile networks, continue deployment of cable television set top boxes as well as the rollout of our bi-directional cable network to support the deployment of digital and interactive services, expand our international facilities to support increased traffic volume, expand our local network, other international expansion and to deploy our iDEN based network in Panama. However, the amounts to be invested for these purposes, particularly in Panama, will depend upon a number of factors, including primarily the demand for our services.

     We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short and long-term borrowings, trade finance, capital leases, vendor financing and equity and debt issuances. We believe our cash generated by operations, current cash and borrowings available to us will be sufficient to fund our expected capital expenditures through the end of 2002. We frequently evaluate potential acquisitions and joint venture investments, although we do not currently contemplate any acquisitions and our 11 3/8% Senior Notes due 2004 limit the amount that we can invest in joint ventures. Acquisitions, investments or potential debt repayments may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms, which we find acceptable, or at all.

         Net cash provided by operating activities was $20.3 million for the first nine months of 2001 compared to $6.3 million for the first nine months of 2002. We had net accounts receivable of $34.5 million and $29.5 million at December 31, 2001 and September 30, 2002, respectively. Our allowance for doubtful accounts increased to $7.1 million at September 30, 2002 from $4.1 million at December 31, 2001, primarily as a result of higher number of contract local service, cellular and PCS, and basic and premium cable subscribers.

     Our indebtedness was approximately $528.9 million at September 30, 2002, of which $200.0 million was our 11 3/8% senior notes due 2004, $219.3 million was long-term borrowings and capital leases, with maturities ranging from fifteen months to six years, and $109.6 million was short-term bank loans, commercial paper, short-term telecommunications equipment trade financings and current portion of capital leases and of long-term debt. At September 30, 2002, our U.S. dollar borrowings and commercial paper, other than the 11 3/8% senior notes due 2004, had interest rates ranging from 4.62% per annum to 14% per annum, and our Dominican peso borrowings and commercial paper had interest rates ranging from 15% per annum to 32% per annum. At September 30, 2002, our U.S. dollar borrowings, other than the 11 3/8% senior notes due 2004, totaled $289.8 million and our peso borrowings totaled $39.1 million.

     At September 30, 2002, we had approximately $20.6 million in cash and investments. In addition, we had credit facilities, which, in the aggregate, permit us to borrow up to $289.1 million. At September 30, 2002, there was $266.8 million outstanding under these facilities. We had approximately $22.3 million available for borrowing under these facilities, of which $18.5 million was under facilities with maturities of less than one year.

     At September 30, 2002, we had $87.4 million of short-term and long-term approved credit facilities with Dominican banks and institutions and $201.7 million of U.S. dollar-denominated approved credit facilities with international banks and financial institutions. In addition, at September 30, 2002, the Company had in place a $74 million dollar-denominated and peso-denominated commercial paper program in the Dominican Republic. At September 30, 2002, we had outstanding $62.1 million under such program. The proceeds from the issuance of commercial paper have been used to finance the purchase of telecommunications related assets.

At September 30, 2002, our current liabilities exceeded our current assets by $115.6 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business. In the third quarter of 2002, we restructured approximately $8.0 million of our short-term debt to long-term debt, extending the maturity of such debt with a financial institution for a period of three years, with an interest rate of 11% per annum with respect to dollar denominated borrowings and 28% per annum with respect to peso denominated borrowings. We will seek additional credit facilities with international banks to refinance our short-term credit facilities.

     Our credit facilities in the Dominican Republic do not contain financial covenants. One loan with General Electric Capital Corporation of Puerto Rico, which had an outstanding principal amount of $5.6 million at December 31, 2001, and $3.9 million at September 30, 2002, contains two financial covenants that require us to maintain a minimum cash flow coverage ratio (defined as net income plus depreciation minus preferred dividends divided by current maturity of long term debt) and EBITDA coverage ratio (defined as earnings before interest, taxes, depreciation and amortization divided by current maturity of long term debt plus interest expense). We failed to comply with these covenants at December 31, 2001. GE Capital waived such non-compliance and amended the loan agreement to eliminate the application of the covenants altogether to the three months periods ended March 31, 2002 and June 30, 2002 and to change the ratios for periods ending after June 30, 2002. At September 30, 2002, we were in compliance with the GE Capital financial covenants.

     The following table contains certain information concerning the Company's material contractual obligations at September 30, 2002.

                                                                     PAYMENTS DUE BY PERIOD
----------------------------------------     -----------------------------------------------------------------------
     CONTRACTUAL CASH OBLIGATIONS                TOTAL        LESS THAN 1     1 - 3        4 - 5         AFTER 5
                                                                 YEAR         YEARS        YEARS          YEARS
----------------------------------------     --------------- -------------------------------------------------------
Short-Term Debt                             $    101.4           101.4          -             -            -
Long-Term Debt                                   411.9            7.2         344.0         59.6          1.1
Capital Lease Obligations                         15.6            1.0           9.4           5.2           -

Operating Leases                                   -               -            -             -            -
Unconditional Purchase Obligations                 -               -            -             -            -
Other Long-Term Obligations                        -               -            -             -            -
                                             -----------------------------------------------------------------------
TOTAL                                            $    528.9           109.6        353.4         64.8          1.1
                                             =======================================================================

     At December 31, 2001, our 11 3/8% senior notes due 2004 were rated B1 (with a stable outlook) by Moody's Investors Service ("Moody's") and B+ (with a positive outlook) by Standard & Poor's ("S&P"). On March 26, 2002, S&P reaffirmed its B+ rating of our 11 3/8% senior notes due 2004 and lowered its outlook from positive to stable. On April 30, 2002, Moody's lowered the rating of our 11 3/8% senior notes due 2004 to B3 and lowered its outlook from stable to negative. On May 31, 2002, S&P lowered the rating of our 11 3/8% senior notes due 2004 to B and lowered its outlook from stable to negative. Our domestic commercial paper program is not rated by either Moody's or S&P.

     In connection with the offering of our 11 3/8 % senior notes due 2004, our principal shareholders, a subsidiary of GFN Corporation, Ltd., and Motorola, Inc., entered into voting arrangements with the trustee under the indenture with respect to the notes. The agreements provided for the grant to the trustee of proxies giving it the right to vote all shares of common stock upon the occurrence of specified events of default. GFN and Motorola had the right to terminate the voting agreements, in certain events, including the Dominican Republic becoming bound by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which occurred during 2002. GFN and Motorola exercised their rights to terminate the voting agreements.

ITEM 4.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

INTEREST RATE RISKS

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At September 30, 2002, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at fixed rate of 11 3/8% per annum and mature in the year 2004. The fair value of the senior notes was approximately $120 million at September 30, 2002. The senior notes are U.S. dollar denominated.

     Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. Primary exposure is based on the potential of short-term interest rate variation, not on exposure to changes in fair market value of our long-term debt. At September 30, 2002, we had $328.9 million outstanding of short-term and long-term borrowings, other than our 11 3/8% senior notes due 2004 but including trade finance, of which $289.8 million was U.S. dollar denominated, and the remaining $39.1 million was Dominican peso denominated. Of the $289.8 million of U.S. dollar dominated debt, $51.1 million was borrowed from Dominican banks, $55.5 million was commercial paper outstanding issued in Dominican markets, while the remaining $183.1 million was borrowed from international banks, including branches in the Dominican Republic. Of the total $328.9 million outstanding, $305.2 million had fixed interest rates, while the remaining $23.7 million had variable interest rates. At September 30, 2002, our short-term and long-term U.S. dollar denominated borrowings and commercial paper bore interest at rates ranging from 4.62% per annum to 14% per annum. At September 30, 2002, our short-term and long-term Dominican peso denominated borrowings and commercial paper bore interest at rates ranging from 15% per annum to 32% per annum. A 10% increase in the average rate for our variable rate debt would have increased our loss for the 2002 third quarter by approximately $1.8 million.

     FOREIGN EXCHANGE RISKS

         We are subject to currency exchange risks. During the first nine months of 2002, we generated revenues of $65.2 million in U.S. dollars and $131.2 million in Dominican pesos. In addition, at September 30, 2002, we had

$289.8 million of U.S. dollar-denominated debt outstanding, excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004.

         The impact of changes in foreign exchange rates is determined by measuring the effect of percentage changes in the range of rates during the year for our Dominican peso denominated assets and liabilities. The model reflects the weighted average change in exchange rates as resulting in the same percentage change in foreign exchange gains or losses.

         Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the first nine months of 2002, the average official exchange buying rate was RD$17.41 per $1.00 while the average private market rate was RD$17.87 per $1.00.

         Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the first nine months of 2002, we recognized an approximate $702,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the 2002 third quarter, then we would have realized an additional foreign exchange gain of approximately $70,200.


                                    PART II
                                OTHER INFORMATION

ITEM 2.  LEGAL PROCEEDINGS

DOMINICAN TAX ASSESSMENT

         In June 2002, we received notice from the Dominican Tax Service claiming that we owed additional amounts in respect of taxes in lieu of income taxes for the period from January 1, 1999 through June 30, 2001 (the last day through which Dominican tax authorities have audited our tax payments) and for withholding tax on our investment in our wholly-owned subsidiary, TRICOM Latinoamerica and on certain other payments.

         The Service claims that we miscalculated the tax in lieu of income tax payable under our concession agreement. The concession agreement provides that we pay, within the first ten days of each month (1) 10% of gross domestic revenues collected by us during the preceding month for telephone services, telegraph services, paging services, cellular services, local, national and international call services, as well as for any data transmission or broadcast services and other related telecommunications services minus access charges paid to other carriers for interconnection and (2) 10% of net settlement revenues collected from foreign correspondent carriers for the use of our network for termination of international long distance calls. The service claims that this tax was required to be calculated based upon accrued revenues not collections and seeks RD$98.8 million ($5.3 million), plus penalties and interest. Beginning September 1, 2002, in accordance with a Presidential decree, we no longer will pay taxes in lieu of income tax but will pay the tax imposed on all Dominican corporations.

         The Service also claims that we were required to withhold and pay to the tax service 25% of the amount of our investment in TRICOM Latinoamerica, approximately $35 million. The 25% withholding tax generally applies to payments from Dominican source income for services to non-Dominican vendors and to certain dividends. The Service seeks RD$168.1 million ($9.0 million), plus penalties and interest, with respect to this claim.

         We contested the notice with the Service, answering that we fully complied with our concession agreement in calculating the tax based on collections rather than accrued revenues and that there is no required withholding tax on investments in a wholly owned subsidiary. On August 27, 2002, the Service rejected substantially all of our response and calculated our aggregate liability on the two claims, including penalties and interest, as RD$668.3 million ($35.5 million). However, the Service agreed to drop claims for withholding tax on other payments to non Dominican service providers. Through December 2000, Dominican tax law imposed penalties for delinquent tax payments equal to 25% of such delinquent payments for the first month and 5% of the payments for each additional month in which payment is not made. In January 2001, the penalties were reduced to 10% for the first month and 4% for each additional month. Interest on delinquent payments accrues at the rate of 2.58% per month. Penalties cease to accrue on the date of notice from the Service. Interest continues to accrue until the delinquent tax is paid or the claim is resolved.

         We appealed the Tax Service determination to the Ministry of Finance and both we and the Tax Service have the right to appeal any determination by the Ministry of Finance to the tax courts. We believe that we have complied with our tax obligations and do not believe that we will be required to pay a substantial amount in assessments, penalties and interest.

         Except as previously reported, there are no other legal proceedings to which we are a party, other than routine litigation incidental to our business which is not otherwise material to our business or financial condition.

ITEM 3.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         NONE.

ITEM 4.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 5.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 6.  OTHER INFORMATION

         None.

ITEM 7.  EXHIBITS AND REPORTS ON FORM 6-K

(a)      Exhibits.

         None.

(b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on August 21, 2002 reporting the Company's results of operations for the three months ended June 30, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              TRICOM, S.A


Dated: November 19, 2002                      By:  /s/ CARL CARLSON
                                                   ---------------
                                                   Carl Carlson
                                                   Executive Vice President
                                                   and Member of the
                                                   Office of the President